

Business Plan

Loan request

11/2020

For further info contact

John Flemming 425-750-5098

Donica Monday 425-750-5486

Hammered Dwarf LLC

Estd. 2020

Snohomish, WA

EXECUTIVE SUMMARY

Borrower: Hammered Dwarf LLC

                                      Snohomish, WA 98290

Principals: Donica Monday
d_grasshopper@yahoo.com
425-750-5486

John Fleming
iain.dragonson@gmail.com
425-750-5098

Projected Equity, Revenue and Net Operating Income

Year	<u>1</u>	<u>2</u>	<u>3</u>
Revenue	$175,030	$225,000	$240,000
Expenses	$145,031	$137,923	$`62,763
NOI	$ 29,999	$.87,077	$ 77,237

Debt Service Coverage Ratio: 1.36:1

I. Company Description

1. **Mission Statement**
   Hammered Dwarf Cider (HDC) is a hard cidery providing craft made hard cider in small batches. It is a family friendly and dog friendly taproom and outdoor cider garden providing cider lovers a place to enjoy a drink, bring their family and still be able to social distance.

2. **Philosophy and vision**
   HDC is an old world style, rustic public house with a fantasy atmosphere. It is a local meeting place where everyone can come and enjoy craft beverages that cannot be bought in the grocery stores.

3. **Company goals**
   The long term goal: move to a larger location within 5 years. It will expand once it reaches a production level of 9000 gallons per year.
   Short term goal: upgrade equipment.

4. **Target market**
   People young and old who enjoy craft cider and want something unique. HDC will cater to the local community and provide alternative beverages for those unable to consume grains or gluten.

5. **Industry**
   The craft cider industry is growing. 69% of the market in the Pacific Northwest was grown in the last 5 years.[1] Regional and local cider sales are up 15% YOY.[2] People love to support local businesses. HDC plans to use as many local sources as possible for the products. It will offer unique styles of cider not being produced in Snohomish county.

6. **Legal Structure**
   Hammered Dwarf is an LLC in Washington State with 2 owners, each owning 50% of the business. An EIN has already been obtained.

---

[1] Northwest Cider Report, 2019
[2] Nelson Report cider sales trends 2020

II. Products and Services

A. Craft cider, made with regionally sourced juices. Over the last 3 years relationships have been developed with local sources. HDC will carry beers on top from Snohomish breweries.
B. HDC is the only cidery in Snohomish. Local competitors use modern dessert apple juice blends and HDC will use juice primarily from traditional cider apples.
C. Traditional cider apples are those that are high in tannins and are primarily used in making hard cider.
D. Pricing structure will remain consistent with competitors. HDC expects an overall profit margin of approximately 25%.

III. Marketing Plan

1. **Market research**
   Nano cideries produce 49% of the cider in the Pacific Northwest.[3] [4] There are no nano cideries in Snohomish County.

2. **Target Customer**
   - Adults like alcohol. 50% of people ages 21-34 drink cider, while 46% of those people ages 36-44 drinking cider.[5]
   - Baby boomers and millennials are both responsible for drinking 1/3 of the cider consumed each year. [6]
   - Target demographic is men and women of ages 21-44.
   - HDC will be family and dog friendly so the target market would include families and dog owners.

---

[3] Northwest Cider Report, 2019
[4] Nano Cidery: production of 15,000 per year or less
[5] Nelson; Harris poll 2018
[6] Statista

3. **Key Competitors**

Soundbite Cider	Everett WA	Focuses on fruit cider but nothing made with cider apples
Elemental Cider	Arlington WA	Mostly semi-sweet ciders made with dessert apple concentrate
Locust Cider	Woodinville WA	Ciders range from dry to sweet predominantly made with dessert apples
SnoTown Brewery	Snohomish WA	Carries a guest cider but only produces beer
Spada Farmhouse Brewery	Snohomish WA	Carries canned cider but only produces beer
Sound to Summit Brewery	Snohomish WA	Carries a guest cider but only produces beer
Haywire Brewery	Snohomish WA	Carries 2 guest ciders but only produces beer

HDC will carry up to 3 beers on tap and will build relationships with local breweries. Options for the breweries to purchase the cider will be provided and HDC will join them at events and pub crawls.

4. **Marketing/Advertising - list marketing/advertising resource and budget**

Social media	$0
Website	$150
Search engine optimization	included in web design cost
Business cards	$30
Brewery or cidery events/brewfests	$0
Word of mouth	$0
Merchandising	$800
Ad @ golf club	$400
Highway sign	$200
Newspaper ad	$50
Vinyl banner	$150
Total	**$1780**

5. **Pricing**

Pints	$7
Flights (8 4oz pours of what is on tap)	$16
Growler fills	$19
32oz grumbler fill	$10
32oz cans	$12
16oz can	$8
Canned flights of 4 (8oz cans)	$14

All will be offered on premise, with curbside service for growlers and cans
Prices may be adjusted after opening and what sells most becomes clear

6. **Location**

9029A 112th Dr SE. Snohomish, WA 98290

Industrial area on a major street where an existing brewery has been successfully operating for 4 years. HDC is purchasing assets of existing brewery and leasing the space.

7. **Distribution and sales**

Sales will be taproom and curbside with the probability of minor distribution to local breweries. Canning will be done in house to be sold on premise only.

IV. Operational Plan

1. **Production**

HDC receives juice from the purveyor, warms it up, pumps it into Unitanks, adds yeast and lets it ferment using the controlled environment of the Unitank. After fermentation it is filtered and transferred to a second Unitank for carbonation. After carbonation it is kegged and sold to the public.

Equipment needed: Unitank x3, kegs, filter, pump, glycol chiller, cans, crowler (canner) machine

Cost per gallon: $7.62

2. **Quality Control**

Daily testing of the cider by taking specific gravity readings, daily flavor and aroma testing.

3. **Location**

It is an industrial wooden building, 731 sq ft with an outdoor covered seating area approximately 700sq ft. Asking rent will be $1275 per month. Lease has yet to be executed. There is parking for 20-30 cars.

4. **Legal**

Licenses required: WA State LCB (Liquor & Cannabis Board) licenses $100

Beer and wine LCB endorsement $150

Business license (already obtained)

TTB (no cost)

Trademark (already applied for)

5. **Personnel**

Donica Monday   taking $500/mo salary

John Flemming   taking $500/mo salary

6. **Inventory**

Product on hand - 2 kegs per tap for 8 taps. Additional kegs may be needed of certain flavors based on what becomes the best seller. Additional kegs will also be needed during summertime for brewfest events.

250 gallons of juice ordered every month

Cleaning agents

7. **Suppliers**

Primary juice purveyor

The Source Cider - No shortages expected and cost is expected to remain steady.

https://www.thesourcecider.com/

Wenatchee, WA

Backup juice purveyors:

Fruitsmart

www.fruitsmart.com

Grandview, WA

Hood River

https://ryansjuice.com/

Hood River, OR

V. Management and Organization

1. **Biographies** *See resumes in appendix*

   Donica Monday - Bookkeeping, Marketing & Asst Cidermaster

   Primary Responsibilities:

   - Bookkeeping
   - Bar Management
   - Cider Production
   - Marketing

   John Flemming - Head Cidermaster

   Primary Responsibility: Cider Production

2. **Gaps**

   CPA will be consulted for tax purposes

VI. Startup Expenses & Capital

1. Startup expenses

Sources of Capital

PASS program	$ 38,000
Owner Equity	3,000
Loan	$ 80,000
Total Investment	$ 118,000

Startup Expenses

Buildings/Real Estate

Assets and location purchase	$ 25,000
Tenant Improvement	3,500
Total Buildings/Real Estate	$ 28,500

Capital Equipment List

Production equipment	35,000
Canning machine/cans	1,383
Growlers	162
Total Capital Equipment	$ 36,545

Location and Admin Expenses

Rent & utilities 1yr	$18600
Utility deposits	
Accounting fees	250
Total Location and Admin Expenses	$ 17,250

Opening Inventory

Juice	$ 2,150
Juice deposit	5,850
Chemicals	300
Yeast	20
Nutrients	20
Beer kegs	$ 300
Total Inventory	$ 8,640

Advertising and Promotional Expenses

Merchandising	800
Signage - banner	150
Website	150
Advertising	680
Total Advertising/Promotional Expenses	$ 1,780
Reserve for Contingencies	$ 25,585

Security and Collateral for Loan Proposal

Collateral for Loans	Value
Jeep lien	3,000

Total startup expenses: $92715

VII. Financial Plan

1. 12 month Profit & Loss

Revenue	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec	Yearly
In house	12,000	12,000	13,000	13,000	13,000	15,000	15,000	16,000	14,000	12,000	13,000	13,000	161,000
Growlers	950	950	700	700	700	1,140	1,140	1,140	1,140	750	600	600	10,510
32oz cans	300	300	300	300	300	480	480	480	480	300	300	300	4,320
16oz cans	400	400	400	400	500	600	600	600	400	300	300	300	5,200
Merchandise	200	200	600	400	200	800	600	300	500	600	700	500	5,600
Total Revenue (Sales)	10,150	10,150	11,000	14,600	14,700	18,020	17,820	18,520	16,520	13,950	14,900	14,700	175,030
Cost of Sales													
Wages	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12,000
Juice and materials	1,950	1,950	1,950	1,950	1,950	2,340	2,340	2,340	1,950	1,950	1,950	1,950	24,570
Advertising	100	100	100	100	100	300	200	100	100	300	100	100	1,700
Juice storage	120	108	96	84	72	60	48	36	24	12	0	0	660
Beer kegs	300	300	300	300	300	300	300	300	300	300	300	300	3,600
Total Cost of Sales	3,470	3,458	3,446	3,434	3,422	4,000	3,888	3,776	3,374	3,562	3,350	3,350	42,530
Gross Profit	6,680	6,692	7,554	11,166	11,278	14,020	13,932	14,744	13,146	10,388	11,550	11,350	132,500

Expenses	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept	Oct	Nov	Dec	Yearly
Supplies	150	150	150	150	150	150	150	150	150	150	150	150	1,800
Repairs and maintenance	100	100	100	100	500	1,000	500	100	100	100	100	100	2,900
Advertising	100	100	100	100	100	100	100	100	100	100	100	100	1,200
Accounting	250	250	250	250	250	250	250	250	250	250	250	250	3,000
Rent	1,275	1,275	1,275	1,275	1,275	1,275	1,275	1,275	1,275	1,275	1,275	1,275	15,300
Telephone	75	75	75	75	75	75	75	75	75	75	75	75	900
Utilities	135	135	135	135	135	135	135	135	135	135	135	200	1,685
Insurance	150	150	150	150	150	150	150	150	150	150	150	150	1,800
Merchandising	300	400	400	250	500	600	600	600	600	400	200	200	5,050
Loan payment	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	18,000
Sub-total Expenses	4,035	4,135	4,135	3,985	4,635	5,235	4,735	4,335	4,335	4,135	3,935	4,000	51,635
Contingencies	404	414	414	399	464	524	474	434	434	414	394	400	5,164
Total Expenses	4,439	4,549	4,549	4,384	5,099	5,759	5,209	4,769	4,769	4,549	4,329	4,400	56,799
Total taxes	668	644	865	1,808	1,657	2,202	2,317	2,633	2,215	1,569	1,918	1,867	18,871
Net Operating Income	2,242	2,144	3,006	6,783	6,180	8,262	8,724	9,976	8,378	5,840	7,222	6,950	75,702

2. P&L 3 year projection

	2022	2023	2024
Sales	$ 175,030	$ 200,000	$ 225,000
Cost/ Goods Sold (COGS)	30,000	35,000	45,000
Gross Profit	$ 145,030	$ 165,000	$ 180,000
Operating Expenses			
Salary (Office & Overhead)	$ 12,000	$ 12,000	$ 12,000
Supplies (off and operation)	1,200	1,200	1,200
Repairs/ Maintenance	-	-	-
Advertising	1,200	1,200	1,200
Accounting and Legal	1,800	1,500	1,500
Rent	14,400	14,400	14,400
Telephone	900	900	900
Utilities	1,800	1,800	1,800
Insurance	1,800	1,800	1,800
Taxes (real estate etc.)	1,608	1,608	1,608
Interest	-	-	-
Depreciation	1,200	1,200	1,200
Merchandising	5,350	5,500	5,800
Loan payment	16,800	16,800	16,800
Total Expenses	$ 60,058	$ 59,908	$ 60,208
Net Profit Before Taxes	84,972	105,092	119,792
Income Taxes	17,844	22,069	25,156
Net Operating Income	67,128	83,023	94,636

3. Source/Use of capital (equity and loan)

Source of capital - PASS program $38,000 (estimated)

5 BBL Brite Tank (Jaccketed&Insulated)	$22,241.10
Carbonation Assembly x2	$714
Pro ¾ HP Chill&Flow Series Packaged Air cooled Glycol Chiller System	$5129
Brina 1.5 Ton Chiller/Heater	$6500
20x20cm 6 Plate Stainless Steel Filter	$970
Oktober SL1 Homebrewer Can Seamer	$879

Total $36,433.10

Loan - $90,000

Initial purchase of assets	$25,000
Operating expenses for 1 year	$35,885
Tenant Improvement	$3500
Opening inventory	$2490
Advertising	$1050
Contingencies	$16,960

Contingencies include unexpected expenses and the ability to purchase necessary equipment (if they are not covered by the PASS program). These would include:

- 1 tank
- Glycol chiller
- Filter
- Approximate cost for these: $8500

Operating expenses for 1 year includes rent, utilities and loan payments

Appendices I

1. **Threats**

   The number 1 threat is the Covid pandemic which changes how customers can be served. HDC will:
   - Offer curbside service
   - Have a outdoor cider garden
   - Regular sanitation of surfaces
   - Disposable cups

2. **Product features and benefits**

   Traditional cider apple juice is high in tannins, like red wine.
   - Tannins are high in antioxidants.
   - Tannins bring a different flavor profile.
   - Barrel aging will provide tannins from the wood and offer unique flavor profiles.

Appendices II

3. Startup expenses

Sources of Capital

PASS program	$ 38,000
Owner Equity	3,000
Loan	$ 80,000
Total Investment	$ 118,000

Startup Expenses

Buildings/Real Estate

Assets and location purchase	$ 25,000
Tenant Improvement	3,500
Total Buildings/Real Estate	$ 28,500

Capital Equipment List

Production equipment	35,000
Canning machine/cans	1,383
Growlers	162
Total Capital Equipment	$ 36,545

Location and Admin Expenses

Rent & utilities 1yr	$ 17,100
Utility deposits	
Accounting fees	250
Total Location and Admin Expenses	$ 17,250

Opening Inventory

Juice	$ 2,150
Juice deposit	5,850
Chemicals	300
Yeast	20
Nutrients	20
Beer kegs	$ 300
Total Inventory	$ 8,640

Advertising and Promotional Expenses

Advertising	$ 780
Signage - banner	150
Website	150
Golf club bench	400
Total Advertising/Promotional Expenses	$ 1,480

Reserve for Contingencies	$ 25,585
Collateral for Loans	**Value**

Jeep lien   3,000[7]

4. Market Analysis

Industry history

The modern era of cider has its roots in England, which has continually boasted a robust cider drinking population. When English settlers came to America in the 1600s, they brought with them the knowledge of cider manufacturing. Cider remained a beverage of choice until prohibition. After prohibition, it never regained steam, losing ground to regionally brewed beer and distilled spirits. Beer industry consolidation and homogenization around a single bland product type – American lagers – created both problems and opportunities for cider as a beverage category.

In the 1970s, the global marketplace began to take American wines seriously. A decade or so later a small cadre of west coast craft brewers began to recreate ales of the past, and the market readily accepted these new craft brews, which are ubiquitous at both on and off premise locations today. In 1991, a small Vermont-based winery established the Vermont Hard Cider Company, and the Woodchuck Brand, which led the slow but steady reintroduction of what America now refers to as "hard cider."

America's hard cider industry today faces a situation much like the American beer industry of the 1970s, but with additional factors driving incredible interest in cider as a beverage category. First, American consumers are solidly sold on craft beverages. However, the market for craft beer and wine products has become increasingly competitive, and growth in the categories has stalled as choices in the market expand. This has led beverage manufacturers to look for new areas of growth. Many have identified cider as a way to grow their beverage portfolios.

Domestic cider production in the U.S. rose by 264 percent between 2005 and 2012.[8] Sales of hard cider grew 70% in 2013, making it the fastest growing beverage segment in the country at that time.[9] That fact led the large manufacturers – AB/InBev, MillerCoors, Boston Brewing and others to make acquisitions and release ciders of their own. In the process, we witness much of the product homogenization that occurred with beer in the 1970s.

In October 2012, Irish beverage company C&C Group purchased Vermont Hard Cider for $305 million.[10] In August 2014, Vermont Hard Cider opened a new $34 million, 100,000 square foot production facility in Middlebury, Vermont, capable of producing ten bottles a second.[11]

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[7] Kelley Blue Book Value for 2005 Jeep Liberty

[8] Frochtzwajg, Jonathan. "America's Hard Cider Boom Has One Problem: Not Enough Apples." Modern Farmer, April 23, 2014. http://modernfarmer.com/2014/04/americas-hard- cider-boom- one-problem- enoughapples/.

[9] Eastman, Lauren. "Golden State Cider Launches in Bay Area." PR Leap, August 13, 2014. http://www.prleap.com/pr/226914/golden-state- cider-launches- in-bay- area.

[10] Scott, Mark. "Owner of Woodchuck Cider Approves Sale to Irish Rival." New York Times - DealBook. October 23, 2012. http://dealbook.nytimes.com/2012/10/23/owner-of-woodchuck-cider-agrees-sale-to-irish-rival/.

[11] Thurston, Jack. "10 Bottles a Second: Vt. Hard Cider Company Unveils New Filling Line." NECN, August 7, 2014. http://www.necn.com/news/new-england/10- Bottles-a- Second-Vt- Hard-Cider- Company-Unveils-New-Filling- Line-270242421.html.

Craft ciders emerged in the market only within the last few years. The demand for craft products has its roots in positive trends: the slow food movement; demand for hand produced local goods; the move toward gluten free food and beverage items (cider is naturally gluten free).

Reverend Nat's Hard Cider, based in Portland, Oregon, produced 20,000 gallons of various hard ciders in 2013 and 180,000 gallons in 2014 – 9 times the production in a single year.[12] Seattle Cider Company, barely one year old in August 2014, signed a distribution agreement with Wirtz Beverage in Illinois, which will establish the Seattle Cider brand in Illinois.[13] Seeing the market potential, Seattle Cider built a large production facility out of the gate, able to produce 235,000 gallons in just its first year of operations.[14]
French Agribusiness giant Agrial purchased the company in October 2016.

5. **Tasting Room Sales**
   Approximately 84% of respondents indicated that they have a tasting room or tap house. **Amongst these cideries with tasting rooms or tap houses, 72% of their revenue was attributable to cider sales.** An additional 7% was related to merchandise, 8% to food and 13% was considered other**.**

   In addition, visits to tap houses have increased since the Prior Survey. Specifically**, tap house visitors on average have increased by approximately 2%** industry-wide from an average of 19,732 visitors in 2017 to 20,107 visitors in 2018.[15]

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[12] West, Nat. "Raising Capital." presented at the Oregon State University Craft Cidery Startup Workshop, Portland, OR, May 13, 2014.

[13] "Seattle Cider Company Partners with Wirtz Beverage Amidst Cider Comeback." Northwest Cider Association, July 28, 2014. http://www.nwcider.com/news/2014/7/28/seattle-cider-company-partners- with-wirtzbeverage-amidst-cider-comeback.

[14] VandenBrink, Joel. "Recipe Development." presented at the Oregon State University Craft Cidery Startup Workshop, Portland, OR, May 14, 2014.

[15] NW Cider Industry Report 2019 page 21

Appendices III Resume

John Flemming

710 Alder Ave, Sultan, WA, 98294 · 425-750-5098 · iain.dragonson@gmail.com

Education

Certificate of Culinary Arts
Western Culinary Institute Portland, OR Sept 1999

Cider & Perry Production - A Foundation
W.S.U. Mount Vernon, WA April 2017

Craft Cidery Startup Workshop
O.S.U Portland, OR Nov 2017

CINA Science, Practice & Quality Assured Cider & Perry Production
W.S.U. Mount Vernon, WA Dec 2017

Good Manufacturing Practice Safety & Sanitation in Cider & Perry Production
Cider Institute of North America Nov 2020

Special Qualifications

- CINA Certification
- 20 years making cider as a homebrewer
- MAST 12 Mixologist Permit
- Experience driving a forklift
- American Cider Association Membership: Cidery-in-Planning

Experience

2019-2020 Production Manager, *Soundbite Cider*

Produce cider & sells for a production cidery. This includes sourcing ingredients, developing recipes, fermenting, barrel aging, carbonating, kegging cider, keg sells, and taproom sells.

2018-2020 Production Volunteer, *Cellar Ciders*

Produce cider for this farmhouse nano-cidery. This includes pressing apples for juice, fermenting, barrel aging, carbonating, and kegging cider.

2016-2018 Ride Share Driver, UBER

Drive people around the Snohomish-King county area

2006 Head Cook, *Stricker's Cafe*

Prepared all food items from scratch, created daily specials, & cooked at a small family dinner.

2004-2005 Chef, *Ciao Italia*

I ran a small Italian kitchen. We scratch made all of our ingredients. I researched & designed menu items. My responsibilities included ordering from purveyors, hiring & supervising kitchen employees.

Appendices IV Resume

Donica Monday

710 Alder Ave Sultan, WA 98294 · 425-750-5486 · d_grasshopper@yahoo.com

Education

Bachelor's of Science Biology May 2001

Humboldt State University Arcata, CA

Basics of accounting elearning course present

Special Qualifications

- American Cider Association Membership - cidery in planning
- Network Marketing using social media platforms
- 5 years wine and mead homebrewing experience
- MAST 12 Mixologist permit

Work Experience

Network Marketer 2019-present

Independent contractor network marketing for a family owned health and wellness company. I market across Facebook and Instagram platforms.

Cider taproom and event volunteer

Soundbite Cider Everett, WA

I volunteered to work the taproom from time to time to gain experience pouring and taking payments using Square. I also volunteered at several brewfests pouring cider for customers.

Customer Service Manager

The Delaware Company Seattle, WA

I was the director of customer service for 3.5 years, handling all customer complaints that came in. I was also in charge of hiring potential customer service employees.

CiderCon Volunteer

2019

Helped set up events, pour cider for tasters during classes and break down/clean conference rooms after classes were over.